LOSS PER COMMON SHARE COMPUTATION
                     VANGUARD AIRLINES, INC.



                                Three Months ended March 31,
                                  1997                   1996

Net Loss                     $  (7,930,350)       $  (5,896,146)

Weighted average number
of common and common
equivalent shares
outstanding /1/                  9,983,375            8,550,220

Net loss per share                   $(.79)               $(.69)







/1/ In 1997 and 1996, outstanding stock options and warrants were not considered in the net loss per share calculation, as their effects are antidilutive.